Exhibit 99.1

IR-136

CNinsure Reports Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

GUANGZHOU, China, March 2, 2012 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.(1)

Financial Highlights :

Highlights for Fourth Quarter 2011

•                      Total net revenues: RMB418.6 million (US$66.5 million), representing an increase of 15.1% from the corresponding period of 2010, which exceeded the previous guidance of 10-15%.

•                      Operating loss: RMB1.0 billion (US$161.1 million), compared to operating income of RMB130.2 million for the corresponding period of 2010.

•                      Non-GAAP operating income, excluding (1) goodwill and intangible assets impairment loss and (2) share-based compensation expenses: RMB73.2 million (US$11.6 million), representing a decrease of 48.0% from the corresponding period of 2010.

•                      Net loss attributable to the Company’s shareholders: RMB718.6 million (US$114.2 million), compared to net income attributable to the Company’s shareholders of RMB126.5 million for the corresponding period of 2010.

•                      Non-GAAP net income attributable to the Company’s shareholders, excluding (1) impairment losses in respect of goodwill and intangible assets attributable to the Company, net of tax, (2) share-based compensation expenses, (3) refunds from the selling shareholder of certain acquired subsidiaries, (4) investment income incurred by business combination achieved in stages, net of tax, and (5) net income from discontinued operations(2): RMB76.0 million (US$12.1 million), representing a decrease of 41.0% from the corresponding period of 2010.

(1) This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the effective noon buying rate as of December 30, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

(2) Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”), a company primarily engaged in the distribution of life insurance products, to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC, on March 25, 2011, the Company is required to present its financial results on both a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

•                      Non GAAP basic net income per ADS: RMB1.517 (US$0.241), representing a decrease of 40.8%, respectively, from the corresponding period of 2010.

•                      GAAP basic net loss per ADS: RMB14.336 (US$2.278), compared to GAAP basic net income per ADS of RMB2.514 for the corresponding period of 2010.

Highlights for Fiscal Year 2011

•                      Total net revenues: RMB1.5 billion (US$241.0 million), representing an increase of 22.9% from 2010.

•                      Operating loss: RMB748.8 million (US$119.0 million) compared to operating income of RMB394.5 million for 2010.

•                      Non-GAAP operating income, excluding (1) goodwill and intangible assets impairment losses, (2) share-based compensation expenses and (3) one-off professional fees related to the non-binding going private proposal: RMB375.8 million (US$59.7 million), representing a decrease of 10.8% from 2010.

•                      Net loss attributable to the Company’s shareholders: RMB299.4 million (US$47.6 million) compared with net income attributable to the Company’s shareholders of RMB422.3 million for 2010.

•                      Non-GAAP net income attributable to the Company’s shareholders, excluding (1) impairment losses in respect of goodwill and intangible assets attributable to the Company, net of tax, (2) share-based compensation expenses, (3) professional fees relating to a non-binding going-private proposal that was later withdrawn, (4) investment income incurred by business combination achieved in stages, net of tax, (5) refunds from the selling shareholder of certain acquired subsidiaries, (6) one-off cash bonus granted to one of the Company’s affiliated subsidiaries by the Shenzhen municipal government during the third quarter of 2011, and (7) net income from discontinued operations: RMB367.6 million (US$58.4 million), representing a decrease of 4.7% from the corresponding period of 2010.

•                      Non-GAAP basic net income per ADS: RMB7.332 (US$1.165), representing a decrease of 8.9%, respectively, from 2010.

•                      GAAP basic net loss per ADS: RMB5.971 (US$0.949), compared to GAAP basic net income per ADS of RMB8.816 for the corresponding period of 2010.

Financial Results for the Fourth Quarter Ended December 31, 2011

Total net revenues for the fourth quarter ended December 31, 2011 were RMB418.6 million (US$66.5 million), representing an increase of 15.1% from RMB363.8 million for the corresponding period of

2010. The increase was primarily driven by the growth of sales volume and rising property and casualty insurance commission rate.

Total operating costs and expenses were RMB1.4 billion (US$227.6 million) for the fourth quarter of 2011, representing an increase of 513.2% from RMB233.6 million for the corresponding period of 2010.

Commissions and fees expenses were RMB245.3 million (US$39.0 million) for the fourth quarter of 2011, representing an increase of 66.3% from RMB147.5 million for the corresponding period of 2010. The increase was primarily due to sales growth and increases in per sales acquisition cost and commission cost.

Selling expenses were RMB19.9 million (US$3.2 million) for the fourth quarter of 2011, representing an increase of 10.2% from RMB18.0 million for the corresponding period of 2010, primarily due to sales growth.

General and administrative expenses were RMB129.8 million (US$20.6 million) for the fourth quarter of 2011, representing an increase of 104.5% from RMB63.5 million for the corresponding period of 2010. The increase was primarily due to increases of 733.4% in share-based compensation expenses from RMB5.9 million for the fourth quarter of 2010 to RMB49.5 million (US$7.9 million) for the fourth quarter of 2011, of which RMB48.2 million (US$7.8 million) were associated with the cancellation of the following stock options in November 2011: (1) options to purchase an aggregate of 27,671,884 ordinary shares at an exercise price of US$0.8395 per ordinary shares, which were granted to certain directors, officers and employees on February 8, 2010, and (2) options to purchase an aggregate of 16,974,600 ordinary shares at an exercise price of US$0.734 per ordinary share, which were granted to certain directors, officers and employees on April 28, 2011.

Impairment loss on intangible assets and goodwill was RMB1.0 billion (US$164.9 million), which reflected a material decline in the fair value of the Company as at December 31, 2011 and the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and the Company’s strategic business transition on its earnings in the next two to three years.

As a result of the foregoing factors, loss from operations was RMB1.0 billion (US$161.1 million) for the fourth quarter of 2011, compared to income from operation of RMB130.2 million for the corresponding period of 2010.

Non-GAAP operating income, excluding share-base compensation expenses and impairment loss, was RMB73.2 million (US$11.6 million), representing a decrease of 48.0% from RMB140.7 million for the corresponding period of 2010. Non-GAAP operating margin was 17.5% for the fourth quarter of 2011, compared to 38.7% for the corresponding period of 2010.

Interest income for the fourth quarter of 2011 was RMB16.6 million (US$2.6 million), representing an increase of 129.8% from RMB7.2 million for the corresponding period of 2010.

Other income, net, for the fourth quarter of 2011 mainly included RMB16.6 million (US$2.6 million) interest income and a RMB12.5 million(US$2.0 million) refund from the selling shareholder of certain acquired subsidiaries as those acquired subsidiaries failed to achieve certain performance targets.

Income tax expense for the fourth quarter of 2011 was RMB18.6 million (US$3.0 million), representing a decrease of 25.0% from RMB24.8 million for the corresponding period of 2010.

Net loss from continuing operations for the fourth quarter of 2011 was RMB998.0 million (US$158.6 million), compared to net income from continuing operations of RMB118.9 million for the corresponding period of 2010.

Net loss from discontinued operations for the fourth quarter of 2011 was RMB29.7 million (US$4.7 million), compared to a net income of RMB2.9 million for the corresponding period of 2010. The net loss from discontinued operations for the fourth quarter of 2011 represented additional tax provision for tax uncertainties related to the disposal of Datong.

Net loss attributable to the Company’s shareholders was RMB718.6 million (US$114.2 million) for the fourth quarter of 2011, compared to net income attributable from the Company’s shareholders of RMB126.5 million for the corresponding period of 2010.

Non-GAAP net income attributable to the Company’s shareholders, excluding (1) impairment losses in respect of goodwill and intangible assets attributable to the Company, net of tax (2) share-based compensation expenses, (3) refunds from the selling shareholder of certain acquired subsidiaries, (4) investment income incurred by business combination achieved in stages, net of tax, and (5) net income from discontinued operations, was RMB76.0 million (US$12.1 million), representing a decrease of 41.0% from RMB128.9 million for the corresponding period of 2010.

Non-GAAP net margin was 18.2% for the fourth quarter of 2011 compared to 35.4% for the corresponding period of 2010.

Basic and diluted net loss per ADS was RMB14.336 (US$2.278) for the fourth quarter of 2011, compared to basic net income per ADS of RMB2.514 and fully diluted net income per ADS of RMB2.447 for the corresponding period of 2010.

Non-GAAP basic net income per ADS was RMB1.517 (US$0.241) for the fourth quarter of 2011, representing a decrease of 40.8% from RMB2.561 for the corresponding period of 2010.

As of December 31, 2011, the Company had RMB2.2 billion (US$353.1 million) in cash and cash equivalents.

Financial Results for the Year Ended December 31, 2011

Total net revenues for fiscal year 2011 were RMB1.5 billion (US$241.0 million), representing an increase of 22.9% from RMB1.2 billion in fiscal year 2010. The increase was primarily driven by the growth of sales volume and rising property and casualty insurance commission rates.

Total operating costs and expenses were RMB2.3 billion (US$359.9 million) for fiscal year 2011, representing an increase of 169.9% from RMB839.4 million in fiscal year 2010.

Commissions and fees expenses were RMB796.8 million (US$126.6 million) for fiscal year 2011, representing an increase of 47.2% from RMB541.2 million in fiscal year 2010. The increase was primarily due to sales growth and increases in per sales acquisition cost and commission cost.

Selling expenses were RMB77.8 million (US$12.4 million) for fiscal year 2011, representing an increase of 29.6% from RMB60.1 million in fiscal year 2010, primarily due to sales growth, an increase in expenses incurred in connection with the establishment of new outlets and payroll increases.

General and administrative expenses were RMB333.3 million (US$53.0 million) for fiscal year 2011, representing an increase of 42.7% from RMB233.5 million in fiscal year 2010. The increase was primarily due to the following:

(1)         an increase of 156.6% in share-based compensation expenses from RMB22.2 million for fiscal year 2010 to RMB57.0 million (US$9.1 million) in fiscal year 2011, associated with the grant of stock options in April of 2011 and the cancellation of options in November of 2011;

(2)         an increase of 30.9% in amortization of intangible assets from RMB20.2 million for fiscal year 2010 to RMB26.5 million (US$4.2 million) in fiscal year 2011, largely as a result of the acquisitions we made in 2011; and

(3)         RMB10.0 million (US$1.6 million) in one-off financial advisor and legal fees incurred in relation to the non-binding going-private proposal which the Company received on May 14, 2011 and was withdrawn on September 15, 2011.

Impairment loss on intangible assets and goodwill was RMB1.1 billion (US$168.0 million), which reflected a material decline in the fair value of the Company as at December 31, 2011 and the expected adverse impact of the overall economic uncertainties in China, growth slowdown within the Chinese insurance market and the Company’s strategic business transition on its earnings in the next two to three years.

As a result of the foregoing factors, loss from operations was RMB748.8 million (US$119.0 million) for fiscal year 2011, compared to income from operation of RMB394.5 million in fiscal year 2010.

Non-GAAP income from operations excluding share-based compensation expenses, impairment losses and financial advisor and legal fees related to the non-binding going-private proposal, was RMB375.8 million (US$59.7million), representing a decrease of 10.8% from RMB421.3 million for the corresponding period of 2010. Non-GAAP operating margin was 24.8% for the fiscal year of 2011, compared to 34.1% in fiscal year 2010.

Interest income for fiscal year 2011 was RMB52.0 million (US$8.3 million), representing an increase of 94.4% from RMB26.8 million in fiscal year 2010.

Other income, net, for fiscal year 2011 mainly included: (1) RMB52.0 million (US$8.3 million) interest income, (2) RMB12.5 million (US$2.0 million) refunds from the selling shareholder of certain acquired subsidiaries as those acquired subsidiaries failed to achieve their performance targets; and (3) RMB8.0 million (US$1.3 million) cash bonus granted to an affiliated subsidiary of the Company by the Shenzhen Municipal Government during the third quarter of 2011.

Income tax expense for fiscal year 2011 was RMB84.0 million (US$13.4 million), representing a decrease of 5.7% from RMB89.1 million in fiscal year 2010.

Net loss from continuing operations for fiscal year 2011 was RMB744.1 million (US$118.2 million), compared to net income from continuing operations of RMB386.7 million in fiscal year 2010.

Net income from discontinued operations for fiscal year 2011 was RMB127.6 million (US$20.3 million), primarily due to the disposal gain from the sale of Datong, representing an increase of 330.0% from RMB29.7 million in fiscal year 2010.

Net loss attributable to the Company’s shareholders was RMB299.4 million (US$47.6 million) for fiscal year 2011, compared to net income attributable to the Company’s shareholders of RMB422.3 million in fiscal year 2010.

Non-GAAP net income attributable to the Company’s shareholders, excluding (1) impairment losses in respect of goodwill and intangible assets attributable to the Company, net of tax, (2) share-based compensation expenses, (3) professional fees relating to a non-binding going-private proposal that was later withdrawn, (4) investment income incurred by business combination achieved in stages, net of tax, (5) refunds from the selling shareholder of certain acquired subsidiaries, (6) one-off cash bonus granted to one of the Company’s affiliated subsidiaries by the Shenzhen municipal government during the third quarter of 2011, and (7) net income from discontinued operations, was RMB367.6 million (US$58.4 million), representing a decrease of 4.7% from RMB385.7 million in fiscal year 2010.

Non-GAAP net margin was 24.2% for fiscal year 2011 compared to 31.3% in fiscal year 2010.

Basic and fully diluted net loss per ADS was RMB5.971 (US$0.949) for fiscal year 2011, compared to basic net income per ADS RMB8.816 and fully diluted net income per ADS RMB8.529 in fiscal year 2010.

Non-GAAP basic net income per ADS was RMB7.332 (US$1.165) in fiscal year 2011, representing a decrease of 8.9% from RMB8.052 in fiscal year 2010.

Recent developments:

•                  On January 3, 2012, CNinsure announced the nationwide launch of its insurance comparison website under the name of Baowang (baoxian.com). The Company has established e-commerce partnerships with over 16 insurance companies and upon launch the website offered over a hundred of insurance products. Hundreds of additional insurance products are expected to be gradually introduced to the website within the next few quarters. Total spending related to the e-commerce platform for the fiscal year 2011 was RMB11.2 million (US$1.8 million), being primarily comprised of research and development costs, including payroll costs for research and development professionals.

•                  As of December 31, 2011, CNinsure’s distribution and service network consisted of 605 sales and services outlets operating in 23 provinces, compared to 552(3) sales and service outlets operating in 23 provinces as of December 31,2010. CNinsure had 46,137(4) sales agents and 1,474 professional claims adjustors as of December 31, 2011, compared to 37,994 sales agents and 1,497 professional claims adjustors as of December 31, 2010.

•                  Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the fiscal year 2011 each contributed 68.3%, 18.3% and 13.4% of the Company’s total net revenues, respectively, compared to 66.5%, 19.1%, 14.4%, respectively, for 2010.

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history,

(3) Excluding the sales and service outlets of Datong

(4) Excluding the sales agents of Datong

especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 2, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, excluding (1) share-based compensation expenses; (2) one-off professional fees related to the non-binding going private proposal; (3) goodwill and intangible asset impairment attributable to the Company, net of tax; (4) non-recurring investment income incurred by business combination achieved in stages, net of tax; (5) refunds from the selling shareholder of certain acquired companies, net of tax; (6) cash bonus granted to one of our affiliated subsidiaries by the Shenzhen municipal government, net of tax and (7) net income from discontinued operations, net of tax.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the fourth quarter of 2011 and fiscal year 2011.  Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,924,884	2,222,160	353,066
Restricted cash	9,177	10,076	1,601
Short term investment	—	31,230	4,962
Accounts receivable, net	243,175	166,363	26,433
Insurance premium receivables	92	3	—
Other receivables	67,034	82,736	13,145
Deferred tax assets	5,691	7,369	1,171
Amounts due from related parties	40,000	365,636	58,094
Other current assets	12,372	12,841	2,040
Total current assets	2,302,425	2,898,414	460,512

Non-current assets:
Property, plant, and equipment, net	102,175	84,712	13,459
Goodwill and intangible assets, net	1,300,026	136,607	21,705
Deferred tax assets	6,755	1,892	301
Investment in affiliates	139,116	153,962	24,462
Other non-current assets	3,959	5,409	859
Total non-current assets	1,552,031	382,582	60,786
Total assets	3,854,456	3,280,996	521,298

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB75,285 and RMB99,776 (US$15,852) as of December 31, 2010 and December 31, 2011, respectively)	89,573	107,042	17,007
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,364 and RMB2,684 (US$426) as of December 31, 2010 and December 31, 2011, respectively)	1,364	2,684	426
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB52,725 and RMB49,645 (US$7,888) as of December 31, 2010 and December 31, 2011, respectively)	93,460	92,682	14,726
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB27,158 and RMB30,989 (US$4,924) as of December 31, 2010 and December 31, 2011, respectively)	31,237	35,219	5,597
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB32,134 and RMB22,502 (US$3,575) as of December 31, 2010 and December 31, 2011, respectively)	34,927	70,377	11,182
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB7,800 and 20,305 (US$3,226) as of December 31, 2010 and December 31, 2011, respectively)	37,800	20,305	3,226
Total current liabilities	288,361	328,309	52,164

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	5,519	43,586	6,925
Deferred tax liabilities	43,513	30,106	4,783
Total non-current liabilities	49,032	73,692	11,708
Total liabilities	337,393	402,001	63,872

Ordinary shares	7,649	7,646	1,215
Additional paid-in capital	2,261,849	2,272,580	361,077
Statutory reserves	136,681	167,147	26,557
Retained earnings	738,165	408,325	64,876
Accumulated other comprehensive loss	(83,360)	(101,651)	(16,151)
Total CNinsure Inc. shareholders’ equity	3,060,984	2,754,047	437,574
Noncontrolling interests	456,079	124,948	19,852
Total equity	3,517,063	2,878,995	457,426
Total liabilities and equity	3,854,456	3,280,996	521,298

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for shares and per share data)

	For The Three Months Ended December 31,			For The Twelve Months Ended December 31,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	363,431	415,501	66,016	1,233,297	1,510,886	240,056
Other service fees	328	3,101	493	640	5,789	920
Total net revenues	363,759	418,602	66,509	1,233,937	1,516,675	240,976
Operating costs and expenses:
Commissions and fees	(147,510)	(245,265)	(38,969)	(541,239)	(796,843)	(126,606)
Selling expenses	(18,040)	(19,884)	(3,159)	(60,055)	(77,802)	(12,361)
General and administrative expenses	(63,453)	(129,759)	(20,616)	(233,518)	(333,281)	(52,953)
Impairment loss	(4,600)	(1,037,657)	(164,867)	(4,600)	(1,057,522)	(168,023)
Total operating costs and expenses	(233,603)	(1,432,565)	(227,611)	(839,412)	(2,265,448)	(359,943)
Income (loss) from operations	130,156	(1,013,963)	(161,102)	394,525	(748,773)	(118,967)
Other income, net:
Investment income	3,194	—	—	41,244	—	—
Interest income	7,215	16,581	2,635	26,771	52,031	8,267
Interest expense	(5)	—	—	(5)	—	—
Others, net	54	12,004	1,907	351	22,436	3,564
Income (loss) from continuing operation before income taxes and income of affiliates and discontinued operations	140,614	(985,378)	(156,560)	462,886	(674,306)	(107,136)
Income tax expense	(24,778)	(18,583)	(2,953)	(89,125)	(84,030)	(13,351)
Share of income of affiliates	3,097	5,930	942	12,904	14,246	2,263
Net income (loss) from continuing operations	118,933	(998,031)	(158,571)	386,665	(744,090)	(118,224)
Net income (loss) from discontinued operations, net of tax	2,937	(29,700)	(4,719)	29,665	127,553	20,266
Net income (loss)	121,870	(1,027,731)	(163,290)	416,330	(616,537)	(97,958)
Less : Net loss attributable to the noncontrolling interests	(4,664)	(309,097)	(49,111)	(5,978)	(317,163)	(50,392)
Net income (loss) attributable to the Company’s shareholders	126,534	(718,634)	(114,179)	422,308	(299,374)	(47,566)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per share:

Basic:

Net income (loss) from continuing operations	0.123	(0.687)	(0.109)	0.410	(0.426)	(0.067)
Net income (loss) from discontinued operations	0.003	(0.030)	(0.005)	0.031	0.127	0.020
Net income (loss)	0.126	(0.717)	(0.114)	0.441	(0.299)	(0.047)
Diluted:

Net income (loss) from continuing operations	0.120	(0.687)	(0.109)	0.396	(0.426)	(0.067)
Net income (loss) from discontinued operations	0.002	(0.030)	(0.005)	0.030	0.125	0.020
Net income (loss)	0.122	(0.717)	(0.114)	0.426	(0.299)	(0.047)

Net income(loss) per ADS:

Basic:

Net income(loss) from continuing operations	2.455	(13.743)	(2.184)	8.197	(8.514)	(1.353)
Net income(loss) from discontinued operations	0.059	(0.593)	(0.094)	0.619	2.543	0.404
Net income	2.514	(14.336)	(2.278)	8.816	(5.971)	(0.949)
Diluted:

Net income(loss) from continuing operations	2.391	(13.743)	(2.184)	7.930	(8.514)	(1.353)
Net income(loss) from discontinued operations	0.056	(0.593)	(0.094)	0.599	2.543	0.404
Net income(loss)	2.447	(14.336)	(2.278)	8.529	(5.971)	(0.949)

Shares used in calculating net income per share:

Basic	1,006,781,184	1,002,529,466	1,002,529,466	958,029,717	1,002,810,673	1,002,810,673
Diluted	1,034,047,730	1,002,529,466	1,002,529,466	990,318,528	1,002,810,673	1,002,810,673

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income(loss)	121,870	(1,027,731)	(163,290)	416,330	(616,537)	(97,958)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	8,047	6,712	1,066	30,552	27,370	4,349
Amortization of intangible assets	7,263	6,483	1,030	21,520	26,454	4,203
Impairment loss on goodwill and intangible assets	4,600	1,037,657	164,867	4,600	1,057,522	168,023
Allowance for doubtful receivables	1,341	3,004	477	5,136	3,572	568
Compensation expenses associated with stock options	5,939	49,501	7,865	22,211	57,003	9,057
Loss (gain) on disposal of property, plant and equipment	8	377	60	(97)	542	86
Loss (gain) on disposal of subsidiaries	—	29,700	4,719	—	(127,553)	(20,266)
Investment income	(3,194)	—	—	(41,244)	—	—
Share of income of affiliates	(3,097)	(5,930)	(942)	(12,904)	(14,246)	(2,264)
Changes in fair value of contingent assets	—	(12,500)	(1,986)	—	(12,500)	(1,986)
Changes in operating assets and liabilities	(14,414)	76,847	12,210	(79,439)	89,773	14,263
Net cash generated from operating activities	128,363	164,120	26,076	366,665	491,400	78,075

Cash flows used in investing activities:
Addition in other investments	(1,884)	1,670	265	(2,509)	(32,680)	(5,192)
Addition in investment in affiliates	(1)	—	—	(39,511)	(600)	(95)
Purchase of property, plant and equipment	(4,761)	(2,745)	(436)	(24,398)	(20,859)	(3,314)
Purchase of intangible asset	—	—	—	—	(758)	(120)
Proceeds from disposal of property and equipment	343	(9)	(1)	1,425	793	126
Acquisition of subsidiaries, net of cash acquired	(112,526)	—	—	(307,844)	(49,996)	(7,944)
Advance (repayments) to related parties	207	—	—	(17,231)	—	—
Decrease (increase) in restricted cash	436	(2,874)	(457)	(7,220)	(899)	(143)
Proceeds from disposal of subsidiaries, net of cash	(206)	(3,552)	(564)	(2,733)	390,836	62,097
Increase in amounts due from related party	—	(349,860)	(55,587)	—	(331,860)	(52,727)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated used in investing activities	(118,392)	(357,370)	(56,780)	(400,021)	(46,023)	(7,312)

Cash flows (used in) from financing activities:
Paid for contingent consideration	(22,600)	—	—	(125,380)	(100,000)	(15,888)
Acquisition of additional interest in subsidiaries	—	(28,330)	(4,501)	(2,410)	(28,330)	(4,501)
Capital injection by noncontrolling interests	—	4,997	794	12,295	6,937	1,102
Repayments from related parties	(20,000)	—	—	(8,907)	—	—
Proceeds from share issuances	(338)	—	—	743,767	—	—
Proceeds on exercise of stock options	7,321	63	10	10,075	5,305	843
Repurchase of ordinary shares	(37,287)	—	—	(37,287)	(13,722)	(2,180)
Dividends paid	—	—	—	(80,985)	—	—
Net cash (used in) from financing activities	(72,904)	(23,270)	(3,697)	511,168	(129,810)	(20,624)

Net (decrease) increase in cash and cash equivalents	(62,933)	(216,520)	(34,401)	477,812	315,567	50,139
Cash and cash equivalents at beginning of period	1,991,214	2,443,488	388,231	1,457,890	1,924,884	305,833
Effect of exchange rate changes on cash and cash equivalents	(3,397)	(4,808)	(764)	(10,818)	(18,291)	(2,906)
Cash and cash equivalents at end of period	1,924,884	2,222,160	353,066	1,924,884	2,222,160	353,066
Interest paid	5	—	—	5	—	—
Income taxes paid	15,840	12,904	2,050	97,869	93,913	14,921

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended December 31, 2010
	GAAP	<1>	<2>	<3>	<4>	<6>	Non-GAAP
Operating income	130,156	4,600	5,939	—	—	—	140,695
Operating margin	35.8%	1.3%	1.6%	—	—	—	38.7%
Net income attributable to the Company’s shareholders	126,534	—	5,939	1,760	(2,396)	(2,937)	128,900
Net margin	34.8%	—	1.6%	0.5%	(0.7)%	(0.8)%	35.4%
Shares used in calculating basic net income per ADS	1,006,781,184	—	—	—	—	—	1,006,781,184
Basic net income per ADS	2.514	—	0.118	0.035	(0.048)	(0.058)	2.561

	For The Three Months Ended December 31, 2011
	GAAP	<1>	<2>	<3>	<5>	<6>	Non-GAAP
Operating income (loss)	(1,013,963)	1,037,657	49,501	—	—	—	73,195
Operating margin	(242.2)%	247.9%	11.8%	—	—	—	17.5%
Net income (loss) attributable to the Company’s shareholders	(718,634)	—	49,501	724,853	(9,375)	29,700	76,045
Net margin	(171.7)%	—	11.8%	173.2%	(2.2)%	7.1%	18.2%
Shares used in calculating diluted net income per ADS	1,002,529,466	—	—	—	—	—	1,002,529,466
Basic net income (loss) per ADS	(14.336)	—	0.987	14.460	(0.187)	0.593	1.517

<1> goodwill and Intangible assets impairment losses;

<2> share-based compensation expenses;

<3> goodwill and Intangible asset impairment attributable to the Company, net of tax;

<4> non-recurring investment income incurred by business combination achieved in stages, net of tax;

<5> refunds from the selling shareholder of certain acquired subsidiaries, net of tax;

<6> discontinued operations income, net of tax.

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures-(Continued)

(In RMB in thousands, except shares and per share data)

	For The Twelve Months Ended December 31, 2010
	GAAP	<1>	<2>	<4>	<5>	<7>	Non-GAAP
Operating income	394,525	4,600	22,211	—	—	—	421,336
Operating margin	32.0%	0.3%	1.8%	—	—	—	34.1%
Net income attributable to the Company’s shareholders	422,308	—	22,211	1,760	(30,933)	(29,665)	385,681
Net margin	34.2%	—	1.8%	0.2%	(2.5)%	(2.4)%	31.3%
Shares used in calculating basic net income per ADS	958,029,717	—	—	—	—	—	958,029,717
Basic net income per ADS	8.816	—	0.464	0.037	(0.646)	(0.619)	8.052

	For The Twelve Months Ended December 31, 2011
	GAAP	<1>	<2>	<3>	<4>	<6>	<7>	Non-GAAP
Operating income (loss)	(748,773)	1,057,522	57,003	10,045	—	—	—	375,797
Operating margin	(49.3)%	69.7%	3.7%	0.7%	—	—	—	24.8%
Net income (loss) attributable to the Company’s shareholders	(299,374)	—	57,003	10,045	742,968	(15,455)	(127,553)	367,634
Net margin	(19.7)%	—	3.7%	0.7%	48.9%	(1.0)%	(8.4)%	24.2%
Shares used in calculating basic net income per ADS	1,002,810,673	—	—	—	—	—	—	1,002,810,673
Basic net income (loss) per ADS	(5.971)	—	1.137	0.200	14.818	(0.308)	(2.544)	7.332

<1> goodwill and Intangible assets impairment;

<2> share-based compensation expense;

<3> one-off professional fees related to the non-binding going-private proposal;

<4> goodwill and Intangible asset impairment attributable to the Company, net of tax;

<5> non-recurring investment income incurred by business combination achieved in stages, net of tax;

<6> refunds from the selling shareholder of certain acquired subsidiaries and cash bonus received from the Shenzhen municipal government;

<7> discontinued operations income, net of tax.